August 13, 2009	K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, IL 60602-4207 T312.372.1121 www.klgates.com David C. Sienko D 312.807.4382 F 312.827.8031 david.sienko@klgates.com

VIA EDGAR AND FACSIMILE NO. (703) 813-6982

Ms. Tracey L. McNeil, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Hecla Mining Company

Registration Statement on Form S-1 Filed June 12, 2009 (333-159966)

Form 10-K For Fiscal Year Ended December 31, 2008 Filed March 2, 2009 (001-08491)

Dear Ms. McNeil:

This letter responds to the comments contained in your letter dated August 6, 2009, regarding the registration statement on Form S-1 and the annual report on Form 10-K of Hecla Mining Company (the “Company”). For convenience, each of your comments is repeated below, with responses immediately following.

In response to your comments, the Company has filed Amendment No. 1 to its Registration Statement on Form S-1 that reflect the responses below. Enclosed for your review is a marked copy of the registration statement showing the changes.

Registration Statement on Form S-1

General

1.	Please update your financial statements as required by Rule 3-12 of Regulation S-X. Please also include a current auditor’s consent in any amendment to the filing.

Response: The amended registration statement incorporates by reference the Company’s recently filed Form 10-Q, which includes updated financial statements in compliance with Rule 3-12 of Regulation S-X. The amendment also includes a current auditor’s consent as Exhibit 23.2 to the registration statement.

Incorporation of Certain Documents by Reference, page 9

2.	In your next amendment, please update the list of documents incorporated by reference as appropriate. We note, for example, that the Form 8-K filed on July 2, 2009 and the Form 10-Q for the quarterly period ended June 30, 2009 filed on July 29, 2009 should be included in this updated list.

Ms. Tracey L. McNeil

August 13, 2009

Response: As indicated above, the amended registration statement incorporates by reference the Company’s recently filed Form 10-Q, and also incorporates by reference the Company’s Current Report on Form 8-K filed on July 2, 2009.

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We believe that this information responds to all of your comments. If you should require any additional information feel free to call me at 312-807-4382.

Very truly yours,

/s/ David C. Sienko
David C. Sienko

Enclosures

Copies (w/encl.) to:	Michael B. White
Donald J. Bingle (firm)